ALLIANCE SEMICONDUCTOR CORPORATION
4633 Old Ironsides Drive, Suite 240
Santa Clara, California 95059-1836
(408) 855-4900
February 17, 2009
via edgar, facsimile and ups overnight
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention:          Mr. Gary Todd

Re:	Alliance Semiconductor Corporation Form 10-K for the fiscal year ended March 31, 2008 File No. 0-22594
Dear Mr. Todd:
By letter received by facsimile on February 6, 2009, Alliance Semiconductor Corporation (the “Company”) received a comment from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2008, set forth below. The Company’s response follows.
We have received your response to prior comment 1. Although the Division of Corporation Finance is not in a position to agree or disagree with any of the analyses or conclusions contained in that response, we do, solely from the perspective of furthering your efforts to comply with any potential obligations that you now or may have under the Investment Company Act of 1940, encourage you to: liquidate your investment securities as quickly as reasonably practicable; and ensure that any of your transactions in securities are “merely incidental” to your dissolution. Please acknowledge your receipt of this comment.
RESPONSE:
     The Company acknowledges receipt of the Commission’s comment and advises the Commission that the Company intends to liquidate its investment securities as soon as reasonably practicable.

Sincerely,
/s/ J. Michael Gullard

J. Michael Gullard, Interim Chief Executive Officer Alliance Semiconductor Corporation